UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-36734

CIPHER PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

2345 Argentia Road, Suite 100A

Mississauga, Ontario

L5N 8K4

(905) 602-5840

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Please note that the Certifications of Interim Filings (SEDAR Project # 2383592) are being refiled to include in Section 5.3 that the certifying officers have limited the scope of the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the quarter end.

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis*
99.2	Q2 Financial Statement*
99.3	CEO Certifications
99.4	CFO Certifications

*Incorporated by reference, previously filed on August 14, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2015

CIPHER PHARMACEUTICALS, INC.

By:	/s/ Norman Evans
Norman Evans
Chief Financial Officer